

April 20, 2011

Via E-mail
Jeffery L. Bateman, Chief Executive Officer
Rocky Mountain Plantings Inc.
44140 CS 2710
Cyril, OK 73029

> **Re:** **Rocky Mountain Plantings Inc.**
> **Amendment No. 2 to Form 10**
> **Filed April 4, 2011**
> **File No. 000-54237**

Dear Mr. Bateman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your Nevada registration as a corporation has been revoked according to the records of the Nevada Secretary of State. Please revise your business section and add a risk factor to address your revocation or otherwise resolve your status with the Nevada Secretary of State.

Certain Relationships and Related Transactions, page 10

2.   We note your response to comment 2 of our letter dated March 1, 2011, and we reissue it. Please provide us an analysis of why you believe that Mr. Stuart Nelson and Allan Chun Lau are not promoters, as defined by Rule 405 of Regulation C. If either person is a founder of the Company, you should identify him as a promoter and revise to provide the disclosure required under Item 404(c)(1) of Regulation S-K. Similarly, please provide us

the disclosure required by Item 404(c)(2) of Regulation S-K for Mr. Craig Davis.

Questions may be directed to Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or David Link at (202) 551-3356.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director